Snow Lake Energy Announces Commencement of Drilling

on the Engo Valley Uranium Project

Winnipeg, Manitoba, October 22, 2024 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq:LITM) ("Snow Lake") announces the commencement of drilling on the Engo Valley Uranium Project in Namibia.

Highlights

  A two-phase drill program designed to confirm the existence, and to delineate the extent, of historically documented uranium mineralization
  The first phase is underway, consisting of approximately 1,500 meters of reverse circulation drilling, to both twin and initiate an in-fill grid pattern between the historical drill holes
  Downhole radiometrics will be undertaken on each new drill hole, with initial results expected shortly after drilling is completed
  A second phase of drilling, consisting of approximately 2,100 meters of reverse circulation drilling, will be undertaken after the first phase to expand the infill grid with spacing sufficient to produce an initial SK-1300 compliant mineral resource estimate

"Historic records document the existence of uranium mineralization at Engo Valley, and we have high hopes that our current drill program will confirm the presence and begin to delineate the extent of such mineralization," commented Frank Wheatley, CEO of Snow Lake.  "We have completed our ground geophysics program, and our drillers are now on site to begin the first phase of our planned drill program."

About the Engo Valley Uranium Project

The Engo Valley Uranium Project (the "Project") is located on the Skeleton Coast of northwest Namibia, approximately 600 kilometers north of Swakopmund.  Namibia is currently the world's third-largest producer of uranium, accounting for 11% of global production in 20221.  Uranium mineralization was discovered at the Project in 1973 and exploration was conducted intermittently by Gencor between 1974 and 1980.

The Project holds Exclusive Prospecting License 5887 which covers an area of 69,530 hectares and is valid until February 12, 2026.  Snow Lake currently holds an effective 68% interest in the Project, with the ability to increase its interest to 85% upon incurring additional exploration expenditures.  The Project is considered to be an underexplored, top tier exploration project with historical, non-mining code compliant uranium resources that would benefit from modern exploration techniques and technology for uranium exploration.

1 Fraser Institute.  GlobalData's Global Uranium Mining to 2026 Report.

Current uranium development activities in Namibia include: Deep Yellow Limited (ASX:DYL) progressing the development of its Tumas Uranium Project, with commercial production projected for 2026 and Bannerman Energy Ltd. (ASX:BMN) undertaking early works activities on its Etango Uranium Project as it advances towards a final investment decision.  If these two projects reach commercial production, they will join the three currently operating uranium mines: Rossing, Husab and Langer Heinrich.  Forsys Metals Corp. (TSX:FSY) has reached the mineral resource estimate stage of development on its Norasa Uranium Project.

Uranium and Nuclear Energy

Current uranium production will not meet forecasted uranium demand over the next decade.  New sources of primary uranium supply will need to be developed to meet this demand.

Uranium is used primarily to produce fuel for nuclear power plants for the generation of electricity.  Nuclear energy provides clean, carbon and emissions free, reliable base-load, low-cost energy with greater generating capacity per land footprint than other fuel sources.

Nuclear energy underpins the three major global trends of electrification, decarbonization, and energy security.

Electrification - replacing technologies or processes that use fossil fuels with electrically-powered equivalents.  Global demand for electricity is estimated to grow by approximately 50% by 2040, driven in large part by the growth in data centres to support artificial intelligence (AI), cloud storage and Zoom calls.

Decarbonization - process of reducing greenhouse gas emissions to net zero to limit global warming.  Effective decarbonization actions include shifting the energy mix away from fossil fuels and toward zero emissions electricity and other low-emissions energy carriers such as hydrogen, adapting industrial and agricultural processes, and increasing energy efficiency.

Energy security - the uninterrupted availability of energy sources at an affordable price.  Geopolitical events, supply chain disruptions and the COVID pandemic have all renewed the global focus on energy security.

Clean Energy Opportunities

As a clean energy company, Snow Lake continues to review North American net-zero resource opportunities in the clean energy space that have the potential to be commercialized, create shareholder value, and complement its current portfolio of uranium and lithium projects.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian clean energy exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects. The Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan and the Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia. The Shatford Lake Project is an exploration stage project located adjacent to the Tanco tantalum, cesium, and lithium mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.

The current focus of Snow Lake is advancing the exploration of its two uranium projects to supply the raw materials needed for the clean energy transition and emissions free power, while exploration activities on its two lithium projects will remain limited until such time as the lithium market recovers from its current depressed levels.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO +1 (604) 562-1916	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy